1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Monthly Sales Report – June 2005

Hsinchu, Taiwan, R.O.C. — July 7, 2005 — TSMC (TAIEX: 2330, NYSE: TSM) today announced that net sales for June 2005 totaled NT$20,105 million, and that revenues for January through June 2005 were NT$114,169 million.

Ms. Lora Ho, TSMC vice president and chief financial officer, noted that, “Due to continued demand recovery from our customers, wafer shipments for June 2005 increased over May 2005. As a result, net sales for June 2005 increased by 3.1 percent compared to May 2005. On a year-over-year basis, net sales for June 2005 decreased 10.7 percent.”

Sales Report:

(Unit: NT$ million)
Net Sales	2005*	2004	Increase (Decrease) %
June	20,105	22,519	(10.7)
January through June	114,169	122,382	(6.7)

*	Year 2005 figures have not been audited.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com

For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

July 07, 2005

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties,
3) endorsements and guarantees, and 4) financial derivative transactions for the period of June 2005.

1) Sales volume (in NT$ thousand)

Period	Items	2005	2004
Jun	Invoice amount	20,231,439	21,773,465
Jan — Jun	Invoice amount	109,043,541	117,179,796
Jun	Net sales	20,105,150	22,519,074
Jan — Jun	Net sales	114,169,434	122,382,446

2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Jun	Bal. as of period end
TSMC	83,070,696	—	—
TSMC’s subsidiaries	31,237,572	(1,545,200)	2,845,620

3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Jun	Bal. as of period end
TSMC	103,838,370	(923,040)	2,213,260
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		(923,040)	2,213,260
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—

4)	Financial derivative transactions (in NT$ thousand)

Hedging purpose (for assets/liabilities denominated in foreign currencies)

		Forward	Swap	Others
Margin Payment		0	0	—
Premium Income (Expense)		0	0	—
Outstanding Contracts	Notional Amount	3,218,668	64,163,842	—
	Mark to Market Profit/Loss	(36,560)	(452,668)	—
Expired Contracts	Notional Amount	89,890,887	118,194,846	—
	Realized Profit/Loss	358,608	1,146,824	—

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 7, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer